CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

 December 9, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Karen J. Garnett
Mr. Matthew Maulbeck
Mr. Steven Jacobs
Mr. David Roberts

Re:	Birch Branch, Inc.
Registration Statement on Form SB-2, Amendment No. 3
Filed December 10, 2005
File No. 333-126654

Ladies and Gentlemen:

          On behalf of Birch Branch Inc., a Colorado corporation ("Birch Branch"), filed herewith is Amendment No. 3 ("Amendment No. 3") to the Registration Statement (Securities and Exchange Commission file number 333-126654) filed by Birch Branch on July 15, 2005 (the "Registration Statement"). This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission addressed to Mr. Michael Schumacher, President of Birch Branch, and transmitted to the undersigned on November 22, 2005, regarding the Registration Statement. The enclosed Amendment No. 3 has been marked to show changes from Amendment No. 2 to the Registration Statement.

          In response to the Staff's sole comment, Birch Branch has updated its financial statements pursuant to Item 310(g) of Regulation S-B.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

cc: Michael Schumacher